Exhibit 99.4

FLAMEL TECHNOLOGIES — Year to Date December 31, 2003

TABLE OF THE COMPANY’S RESULTS
FOR THE LAST FIVE FINANCIAL YEARS
(French Gaap standards)

In Euros

		12/1999	12/2000	12/2001	12/2002	12/2003

a)	Capital stock per value	1,578,056.49	1,975,445.35	1,975,445.34	1,975,445.34	2,608,783.07
b)	Number of ordinary shares	12,939,215	16,197,590	16,197,590	16,197,590	21,391,590
c)	Number of shares with priority rights to vote
d)	Maximum outstanding shares
	- per obligations conversion
	- per exercice of subscription rights	595,875	1,415,000	2,110,000	2,535,000	4,415,000
	(warrants granted to Board Members and Investors, Stock Options rights)
	CAPITAL AT YEAR END

a)	Total product revenues	10,171,253.12	10,187,579.27	14,615,521.74	19,503,640.86	37,680,303.02
b)	Income before taxes, profit sharing and allowances for amortization and provisions	-4,745,218.26	-6,556,102.30	-1,872,827.33	4,070,438.96	13,826,400.73
c)	Income tax (credit)	15,244.90	54,544.07	15,244.90	-585,075.87	-444,583.00
d)	required profit sharing
e)	Income after taxes, profit sharing and allowances for amortization and provisions	-6,252,697.79	-7,028,717.47	-2,850,032.26	3,429,405.22	12,800,853.77
f)	Dividends per share
	OPERATIONS AND INCOME FOR THE YEAR

a)	Net result after taxes and profit sharing, but before amortization and provisions	-0.37	-0.41	-0.12	0.29	0.67
b)	Net result after taxes, profit sharing, amortization and provisions	-0.48	-0.43	-0.18	0.21	0.60
c)	Dividends per share
	RESULTS PER SHARE

a)	Average Staff during the year	113	137	140	139	166
b)	Total payroll	3,973,990.33	4,731,279.60	4,883,341.03	5,441,633.23	6,449,859.79
c)	Total social charges	1,862,578.86	2,092,038.30	2,037,944.41	2,323,893.56	2,872,888.98
	PERSONNEL